SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2005

                        Commission File Number: 000-16977

                               Stolt-Nielsen S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                    ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------------------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     In accordance with General Instruction B, item (i), attached herewith as
Exhibit 99.1 is a press release, dated January 7, 2005, whereby Stolt-Nielsen S.A. (the "Company") announced its intention to sell all of its ownership interest in Stolt Offshore S.A. The Company currently owns 79,414,260 common shares in Stolt Offshore S.A. constituting approximately 41.7% of Stolt Offshore S.A.'s outstanding common shares. The Company intends to dispose of those shares in transactions with certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. The Company expects to complete the sale before the end of the month of January 2005 and the Company intends to allocate up to 70% of the net cash proceeds of such sale to repurchase the senior notes issued by the Company's subsidiary, Stolt-Nielsen Transportation Group Limited. Any funds not used to repurchase the senior notes will be available for general corporate purposes.

     The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No.33-28473, No. 333-6900, No. 333-11178 and No.
333-121315) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

     Certain statements contained in the attached press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements the Company's intention sell all of its shares in Stolt Offshore S.A., the expected date of completion of such sales and the proposed application of the proceeds thereof as well as the views expresed therein by the Company's Chief Executive Officer. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         STOLT-NIELSEN S.A.

Date:  January 10, 2005                  By: /s/ Alan B. Winsor
                                            ------------------------------------
                                            Name:   Alan B. Winsor
                                            Title:  Attorney-in-Fact